UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Telefónica del Perú has resolved to invoke the Ordinary Insolvency Procedure	2

TELEFÓNICA, S.A. (“Telefónica”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

With the aim of achieving an orderly restructuring of Telefónica del Perú S.A.A. (“Telefónica del Perú”) liabilities, it is hereby informed that the Board of Directors of said Company has resolved, today, to invoke the Ordinary Insolvency Procedure of Telefónica del Perú, established under the Peruvian regulation (Ley General del Sistema Concursal).

Telefónica del Perú invocation of said insolvency procedure is focused on the financial and operational restructuring within the framework of the applicable insolvency law. Thus, the protection of the insolvency framework, established by the Ley General del Sistema Concursal, will allow Telefónica del Perú for an orderly restructuring of liabilities with the arrangement of its creditors.

In order to facilitate the invocation, Telefónica Hispanoamérica has granted a credit facility of up to 1,549 million Peruvian soles (approximately 394 million euros), subject to strict conditionality and with a maturity of 18 (eighteen) months, to meet exclusively operational cash requirements of Telefónica del Perú.

As publicly known, the financial situation of Telefónica del Perú has been very negatively affected by tax contingencies that are more than 20 years old, as well as by administrative decisions which have placed the company in a competitive disadvantage within a particularly challenging market environment. In relation to the abovementioned tax contingencies, Telefónica is currently in arbitration before the International Centre for Settlement of Investment Disputes (ICSID).

As previously informed to the market, Telefónica reiterates that Telefónica del Perú’s liabilities are not guaranteed by any other company of the Telefónica Group.

Telefónica will continue to explore strategic alternatives with regard to its investment in Telefónica del Perú.

In Madrid, February 14, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 14, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors